                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 2)

                                  -------------

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (Translation of Name of Issuer Into English)


                      AES COMUNICACIONES DE VENEZUELA, C.A.
                           a company jointly owned by
                               The AES Corporation
                                       and
                              Corporacion EDC, C.A.
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))


                           AMERICAN DEPOSITARY SHARES
              (EACH REPRESENTING 7 SHARES OF CLASS D COMMON STOCK,
                   NOMINAL VALUE BS. 36.90182224915 PER SHARE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                204421101 (ADSs)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Barry J. Sharp, Senior Vice President and Chief Financial Officer,
             The AES Corporation, 1001 North 19th Street Arlington,
                       Virginia 22209; Tel: (703) 522-1315

                                    Copy to:

          Michael E. Gizang, Skadden, Arps, Slate, Meagher & Flom LLP,
           Four Times Square, New York, NY 10036; Tel: (212) 735-2704
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*                                   Amount of Filing Fee
   $685,606,656(1)                                         $137,121.33 (2)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

     (1) The transaction value is calculated by multiplying the amount of ADSs being sought by the offeror, 28,566,944, by the offer price per ADS, $24.00.

     (2) The amount of filing fee is calculated by multiplying the transaction valuation, $685,606,656, by 0.0002 pursuant to Rule 0-11(d) under the Exchange Act of 1934, as amended.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     N/A              Filing Party:   N/A
                       ----------------                   ---------------
Form or Registration No.:   N/A              Date Filed:     N/A
                         ----------------               ---------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)         13D                      PAGE 3
204421101 (ADSs)
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       The AES Corporation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                              (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO, AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Delaware
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER           Class D Shares:  64,000,524
NUMBER OF                                          ADSs:  1,000
SHARES         -----------------------------------------------------------------
BENEFICIALLY       8   SHARED VOTING POWER         Class D Shares:  None
OWNED BY                                           ADSs:  None
REPORTING      -----------------------------------------------------------------
PERSON WITH        9   SOLE DISPOSITIVE POWER      Class D Shares:  64,000,524
                                                   ADSs:  1,000
               -----------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                   ADSs:  None
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Class D Shares:  64,000,524
        ADSs:  1,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13-D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)            13D                   PAGE 4
204421101 (ADSs)
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       AES Channon Holdings B.V.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO, AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       The Netherlands
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER            Class D Shares:  64,000,524
NUMBER OF                                         ADSs:  1,000
SHARES         -----------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER          Class D Shares:  None
OWNED BY                                          ADSs:  None
REPORTING      -----------------------------------------------------------------
PERSON WITH      9   SOLE DISPOSITIVE POWER       Class D Shares:  64,000,524
                                                  ADSs:  1,000
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER     Class D Shares:  None
                                                  ADSs:  None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Class D Shares:  64,000,524
       ADSs:  1,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13-D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)              13D                PAGE 5
204421101 (ADSs)
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Corporacion EDC, C.A.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO, WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Venezuela
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER           Class D Shares:  64,000,524
NUMBER OF                                        ADSs:  1,000
SHARES        ------------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER         Class D Shares:  None
OWNED BY                                         ADSs:  None
REPORTING     ------------------------------------------------------------------
PERSON WITH      9   SOLE DISPOSITIVE POWER      Class D Shares:  64,000,524
                                                 ADSs:  1,000
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                 ADSs:  None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Class D Shares:  64,000,524
       ADSs:  1,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13-D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)             13D                   PAGE 6
204421101 (ADSs)
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Inversiones Inextel, C.A.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Venezuela
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER              Class D Shares:  63,999,524
NUMBER OF                                           ADSs:  None
SHARES         -----------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER            Class D Shares:  None
OWNED BY                                            ADSs:  None
REPORTING      -----------------------------------------------------------------
PERSON WITH      9   SOLE DISPOSITIVE POWER         Class D Shares:  63,999,524
                                                    ADSs:  None
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER       Class D Shares:  None
                                                    ADSs:  None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Class D Shares:  63,999,524
       ADSs:  None
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.6% (the 63,999,524 Class D Shares represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by
       ADSs)). See Item 5 of Schedule 13-D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)             13D                   PAGE 7
204421101 (ADSs)
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       AES Comunicaciones de Venezuela, C.A.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Venezuela
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER                Class D Shares:  1,000
NUMBER OF                                              ADSs: 1,000
SHARES         -----------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER              Class D Shares:  None
OWNED BY                                               ADSs:  None
REPORTING      -----------------------------------------------------------------
PERSON WITH       9   SOLE DISPOSITIVE POWER           Class D Shares:  1,000
                                                       ADSs:  1,000
               -----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER          Class D Shares:  None
                                                       ADSs:  None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Class D Shares:  1,000
       ADSs:  1,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 0.1% (the 1,000 Class D Shares and 1,000 ADSs represent less than 0.1% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13-D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

     THE INFORMATION IN THE U.S. OFFER TO PURCHASE AND THE RELATED ADS LETTER OF TRANSMITTAL IS INCORPORATED HEREIN BY REFERENCE IN RESPONSE TO ITEMS 1-11 OF SCHEDULE TO.

ITEM 4. TERMS OF THE TRANSACTION

     (a)(1)(x)-(xi) Not applicable.
     (a)(2)  Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Purchaser currently does not have any alternative financing arrangements or plans to those set forth in the U.S. Offer to Purchase.

ITEM 10. FINANCIAL STATEMENTS

     (a) Not applicable.

     (b) Not applicable.

ITEM 12. EXHIBITS


     (a)(1)  A.  U.S. Offer to Purchase dated September 25, 2001


             B.  ADS Letter of Transmittal

             C. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

             D. Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs


             E. Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs


             F.  Notice of Guaranteed Delivery


             G. Text of press release announcing intention to commence the U.S. and Venezuelan offers, dated August 29, 2001 (incorporated by reference to Schedule TO filed on August 30, 2001)


             H. Summary Advertisement as published in The New York Times on September 25, 2001

             I. Text of press release announcing commencement of U.S. and Venezuelan offers, dated September 25, 2001

     (a)(2)-(5)   Not applicable.

     (b)      None

     (d) Association Agreement, dated as of August 1, 1991, as amended, among GTE Corporation, T.I. Telefonica de Espana, S.A., AT&T International Inc., C.A. La Electricidad de Caracas, S.A.I.C.A.-S. A.C.A and Consorcio Inversionista Mercantil Cima, C.A., S.A.C.A., S.A.I.C.A (incorporated by reference to Schedule 13D filed by AES on July 3, 2001)

     (g)-(h) None

                                   SIGNATURES


     After due injury and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 25, 2001        AES Comunicaciones de Venezuela, C.A.




                                /s/ Paul Hanrahan
                                ----------------------------
                                Name: Paul Hanrahan
                                Title: Director



Date: September 25, 2001        The AES Corporation




                                /s/ Paul Hanrahan
                                ----------------------------
                                Name: Paul Hanrahan
                                Title:  Executive Vice President



Date: September 25, 2001        Corporacion EDC, C.A.




                                /s/ Paul Hanrahan
                                ----------------------------
                                Name: Paul Hanrahan
                                Title: Director

               ADDITIONAL SIGNATURES FOR AMENDMENT TO SCHEDULE 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as it applies to an amendment to the Schedule 13D filed with the Securities and Exchange Commission on July 3, 2001, as amended, is true, complete and correct.




Date:  September 25, 2001            AES Channon Holdings B.V.

                                      /s/ Steven P. Clancy
                                      --------------------------------
                                      Name:    Steven P. Clancy
                                      Title:   Director


Date:  September 25, 2001             Inversiones Inextel, C.A.

                                      /s/ Steven P. Clancy
                                      --------------------------------
                                      Name: Steven P. Clancy
                                      Title:   Director